UNITED STATES
                               SECURITIES AND EXCHANGE COMMISSION
                                     Washington, D.C. 20549

                                          SCHEDULE 13D

                            Under the Securities Exchange Act of 1934


                                      THE FINOVA GROUP INC.
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                                        (Name of Issuer)

                             Common Stock, $0.01 par value per share
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                                 (Title of Class of Securities)

                                            317928109
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                                         (CUSIP Number)

                                       Jennifer W. Murphy
                                            LMM, LLC
                                        100 Light Street
                                       Baltimore, MD 21202
                                         (410) 539-0000

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                   (Name, Address and Telephone Number of Person Authorized to
                               Receive Notices and Communications)

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                                          May 31, 2001
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                     (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box. [ x ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
_______________________________________________________________________


                            SCHEDULE 13D
                         CUSIP No. 317928109
_______________________________________________________________________

1.       Name of Reporting Persons.
             Legg Mason Investment Trust, Inc.
             LMM, LLC
             William H. Miller, III

_______________________________________________________________________

2.       Check the Appropriate Box if a Member of a Group
                  (a.) [   ]      (b.)  [ X  ]
_______________________________________________________________________

3.       SEC USE ONLY
_______________________________________________________________________

4.       Source of Funds
                                                     OO
_______________________________________________________________________

5.       Check if Disclosure of Legal Proceedings Is Required
         Pursuant to items 2(d) or 2(e) [   ]
_______________________________________________________________________

6.       Citizenship or Place of Organization
            Legg Mason Investment Trust, Inc. - Incorporated
            in the State of Maryland, USA
            LMM, LLC - Organized in the State of Maryland, USA
            William H. Miller, III - Citizen, USA
_______________________________________________________________________

                  7.  Sole Voting Power
                        Legg Mason Investment Trust, Inc. - None
                        LMM, LLC - 5,900,000
                        William H. Miller, III - 5,900,000
Number of
Shares            8.  Shared Voting Power
Beneficially            Legg Mason Investment Trust, Inc. - None
Owned by                LMM, LLC - None
Each                    William H. Miller, III - None
Reporting
Person With       9.  Sole Dispositive Power
                        Legg Mason Investment Trust, Inc. - None
                        LMM, LLC - None
                        William H. Miller, III - None

                  10. Shared Dispositive Power
                        Legg Mason Investment Trust, Inc. - 5,900,000 LMM, LLC - 5,900,000
                        William H. Miller, III - 5,900,000
______________________________________________________________________

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                        Legg Mason Investment Trust, Inc. - 5,900,000 LMM, LLC - 5,900,000
                        William H. Miller, III  - 5,900,000
_______________________________________________________________________

     12.  Check if the Aggregate Amount Represented by Amount in
            Row (11) Excludes Certain Shares (See Instructions)  [  ]
_______________________________________________________________________

     13.  Percent of Class Represented by Amount in Row (11)
                           9.65%
_______________________________________________________________________

     14.  Type of Reporting Person
                  Legg Mason Investment Trust, Inc.           IV
                  LMM, LLC                                    IA
                  William H. Miller, III                      IN

_______________________________________________________________________


Item 1.  Security and Issuer

         The class of equity securities to which this statement relates is the common stock, $0.01 par value (the "Common Stock"), of The Finova Group Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 4800 North Scottsdale Road, Scottsdale, Arizona 85251-7623.

Item 2.  Identity and Background

         Legg Mason Investment Trust, Inc. ("LMI"), a Maryland corporation, is an investment company registered under the Investment Company Act of 1940, as amended. Legg Mason Opportunity Trust ("Opportunity Trust"), a series of LMI, owns the shares of the Company that are the subject of this filing.
LMI's principal business address is 100 Light Street, Baltimore, Maryland 21202.

         The officers and/or directors of LMI are as follows. Unless otherwise noted, the business address of each individual listed below is 100 Light Street, Baltimore, MD 21202: (i) John F. Curley, Jr., Chairman and Director of LMI. Mr. Curley currently serves as President and/or Chairman of the Board, and Director or Trustee of all of the Legg Mason retail mutual funds; (ii) Jennifer W. Murphy, President and Director of LMI. Ms. Murphy currently serves as Chief Operations Officer of LMM, LLC and Senior Vice President of Legg Mason Funds Management, Inc.; (iii) Marie K. Karpinski, Vice President and Treasurer of LMI. Ms. Karpinski currently serves as Vice President and Treasurer of Legg Mason Fund Adviser, Inc. and Vice President and Treasurer of all of the Legg Mason retail mutual funds; (iv) Marc R. Duffy, Vice President and Secretary of LMI. Mr. Duffy currently serves as Associate General Counsel of Legg Mason Wood Walker, Incorporated and as Vice President and Secretary of all of the Legg Mason retail mutual funds; (v) Edward A. Taber III, Director of LMI. Mr. Taber currently serves as Senior Executive Vice President of Legg Mason, Inc. and Legg Mason Wood Walker, Incorporated, and President and/or Director or Trustee of all but one of the Legg Mason retail mutual funds; (vi) Richard G. Gilmore, Director of LMI. Mr. Gilmore currently serves as an Independent Consultant and as Director or Trustee of all of the Legg Mason retail mutual funds. His address is 10310 Tam O'Shanter Place, Bradenton, Florida 34202; (vii) Arnold L. Lehman, Director of LMI. Mr. Lehman currently serves as Director of the Brooklyn Museum of Art and Director or Trustee of all of the Legg Mason retail mutual funds. His address is 200 Eastern Parkway, Brooklyn, New York 11238; (viii) Jill E. McGovern, Director of LMI. Ms. McGovern currently serves as Chief Executive Officer of The Marrow Foundation and Director or Trustee of all of the Legg Mason retail mutual funds. Her address is 400 Seventh Street NW, Washington, DC 20008; (ix) T.A Rodgers, Director of LMI. Mr. Rodgers currently serves as Principal for T.A. Rodgers
& Associates and Director or Trustee of all of the Legg Mason retail mutual funds. His address is 2901 Boston Street, Baltimore, Maryland 21202; (x) G. Peter O'Brien, Director of LMI. Mr. O'Brien currently serves as Trustee of Colgate University, Director of Pinnacle Holdings, Inc., Director of Renaissance Capital Greenwich Funds, Vice President of Hill House, Inc., and Director or Trustee of all but two of the Legg Mason retail mutual funds. Mr. O'Brien's address is 118 Riverside Road, Riverside, Connecticut 06878; and (xi) Nelson A. Diaz, Director of LMI. Mr. Diaz is currently a Partner of Blank Rome Comisky & McCauley LLP and a Director or Trustee of all of the Legg Mason retail mutual funds. Mr. Diaz's address is One Logan Square, Philadelphia, Pennsylvania 19103.

         Neither LMI nor any of its officers or directors has, during the last five years; (i) been convicted in any criminal proceedings; or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         LMM, LLC, a limited liability company organized under the laws of the state of Maryland, is an investment adviser registered with the Securities and Exchange Commission pursuant to the provisions of the Investment Advisers Act of 1940, as amended. LMM, LLC serves as discretionary investment adviser to the Opportunity Trust pursuant to the terms of a Management Agreement between LMI and LMM, LLC. LMM, LLC's principal business address is 100 Light Street, Baltimore, Maryland 21202. LMM, LLC has not, during the last five years: (i) been convicted in any criminal proceedings; or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         William H. Miller, III, a citizen of the United States of America, is the managing member of LMM, LLC. Mr. Miller's principal business address is 100 Light Street, Baltimore, Maryland 21202. Mr. Miller also serves as President and Chief Executive Officer of Legg Mason Funds Management, Inc., an investment adviser registered with the SEC. Mr. Miller has not, during the last five years: (i) been convicted in any criminal proceedings; or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration:

         LMM, LLC, on behalf of the Opportunity Trust, acquired 5,900,000 shares of Common Stock at an aggregate cost of $40,460,141 using the Opportunity Trust's own assets.

Item 4.  Purpose of Transaction

         All of the shares of Common Stock that are the subject of this filing were acquired by LMM, LLC, as discretionary investment adviser for the benefit of the Opportunity Trust, a series of LMI. The shares were acquired exclusively for investment purposes.

         On April 27, 2001, the office of the United States Trustee appointed an Official Committee of Equity Security Holders (the "Equity Committee") in connection with the Chapter 11 bankruptcy case of the Company. Prior to the filing of this Schedule 13D, the shares that are the subject of this filing were reported on the Schedule 13G filed by Legg Mason, Inc., as parent company for several affiliated registered investment advisers, including LMM, LLC. LMI, the largest individual shareholder of the equity securities of the Company, has been appointed to the Equity Committee. LMI has agreed to serve on the Equity Committee in order to represent the interests of LMI and the other equity security holders in connection with any proposed plan of reorganization for the Company. As a member of the Equity Committee, LMI may be in a position to influence the future control of the Company.

         Notwithstanding LMI's participation on the Equity Committee, the Reporting Persons under this Schedule 13D disclaim membership in a group with the other members of the Equity Committee.

Item 5.  Interest in Securities of the Issuer.

         (a) As of May 31, 2001, LMI, LMM, LLC, and Mr. Miller are each deemed to beneficially own 5,900,000 shares of the Common Stock of the Company. Based upon the most recently available filing with the SEC, the Company has 61,156,000 shares outstanding. Thus, each reporting person is deemed to own 9.65% of the outstanding equity securities. Mr. Miller expressly disclaims beneficial ownership of such shares.

         (b) LMI
                           Sole power to vote - None
                           Shared power to vote - None
                           Sole power to dispose - None
                           Shared power to dispose - 5,900,000 shares

             LMM, LLC
                           Sole power to vote - 5,900,000
                           Shared power to vote - None
                           Sole power to dispose - None
                           Shared power to dispose - 5,900,000

             William H. Miller, III
                           Sole power to vote - 5,900,000
                           Shared power to vote - None
                           Sole power to dispose - None
                           Shared power to dispose - 5,900,000 shares

         (c) Not applicable

         (d) Not applicable

         (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           None.

Item 7. Material to be Filed as Exhibits.

           See Schedule I

_______________________________________________________________________


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 31, 2001

Legg Mason Investment Trust, Inc.


By:  /s/ Jennifer W. Murphy


_________________________________
President


LMM, LLC


By: /s/ Jennifer W. Murphy


_________________________________
Chief Operations Officer


/s/ William H. Miller III


_________________________________






                                  SCHEDULE I


         The undersigned persons, on May 31, 2001, agree and consent to the joint filing on their behalf of this Schedule 13D in connection with their beneficial ownership of the common stock of The Finova Group, Inc.

Legg Mason Investment Trust, Inc.


By:  /s/ Jennifer W. Murphy


__________________________________
President


LMM, LLC

By:  /s/ Jennifer W. Murphy


___________________________________
Chief Operations Officer


/s/ William H. Miller III


____________________________________